Exhibit 99.3

CONSENT OF DIRECTOR

In accordance with Rule 438 of the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement on Form S-4 filed by KLX Energy Services Holdings, Inc. (“KLXE”) with the Securities and Exchange Commission, the joint proxy statement/prospectus contained therein and any amendments or supplements thereto (the “Registration Statement”), in connection with the Agreement and Plan of Merger, dated as of May 3, 2020, by and among KLXE, Quintana Energy Services Inc., Krypton Intermediate LLC and Krypton Merger Sub Inc., as a person who will become a director of KLXE, effective following the completion of the merger as contemplated in the Registration Statement, and to the filing of this consent as an exhibit to the Registration Statement.

Date: June 2, 2020

/s/ Corbin J. Robertson, Jr.
Name: Corbin J. Robertson, Jr.